UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒     Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:                                                 Material Change Report

DESCRIPTION:                                                                             Queenstake Announces $10 Million Private Placement from Newmont

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	April 10, 2006	By	“Dorian L. Nicol” (signed)
(Signature)

Dorian L. Nicol, President & CEO

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.             Name and Address of the Company

                Queenstake Resources Ltd.
                999 18th Street, Suite 2940

                Denver, Colorado 80202 USA

2.             Date of Material Change

                March 30, 2006

3.             News Release

                The date and place(s) of issuance of the news release are as follows:

                March 30, 2006 in Denver, Colorado

                The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange
                being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.             Summary of Material Change(s)

                Queenstake Resources Ltd. has entered into an agreement with Newmont Canada Limited (“Newmont”)
                whereby Newmont will purchase 28.51 million Queenstake common shares at Cdn$0.41 per share for gross proceeds of US$10 million through an equity private placement, subject to regulatory approvals.

5.             Full Description of Material Change

                Queenstake Resources Ltd. (“Queenstake”) has entered into an agreement with Newmont Canada
                Limited whereby Newmont will purchase 28.51 million Queenstake common shares at Cdn$0.41 per share for gross proceeds of US$10 million through an equity private placement. As part of the private placement, Newmont will receive share purchase warrants that can be exercised to acquire up to 28.51 million common shares of Queenstake at a price of Cdn$0.55 per share for a four-year period. After closing, Newmont will own approximately 4.9% of Queenstake’s issued and outstanding common shares. If Newmont were to exercise all of its warrants and maintain its holdings of Queenstake’s outstanding common shares, Newmont would hold approximately 8.5% of Queenstake’s fully diluted outstanding common shares. For a period of two years from closing, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding  percentage and will also have certain additional rights to participate in any debt financings.

                An affiliated company of Newmont will also lease three of its Nevada exploration properties to
                Queenstake, including the Shwin Ranch project along the Cortez-Battle Mountain Trend. In addition, another affiliated  company of Newmont will sell concentrates and ore from its Nevada operations to
                Queenstake for processing at its Jerritt Canyon roasting and milling facility. The contract calls for the purchase of at least 500,000 tons per year of concentrates and ore over two years. Ore purchases with
                Newmont may, at Newmont’s election, continue for up to three more years if Queenstake has the spare processing capacity.  Queenstake will pay Newmont for recoverable ounces in the purchased concentrates and ore, and Queenstake will charge Newmont commercial term, for processing and refining.

                A brief description of each exploration property leased is as follows:

•                  Shwin Ranch — Located on the Cortez Trend.  The property has potential for sediment-hosted Carlin style gold mineralization as well as skarn mineralization.  Some drilling has been done on the property, but there are several recognized targets that remain undrilled together with the potential to generate additional targets.

•                  South Carlin — Located on the Carlin Trend, between Newmont’s Rain and Gold Quarry mines.  The property hosts Carlin style gold targets. Limited historical drilling has not fully tested these targets and there is also potential to generate additional targets.

•                  Baxter — Located on the north end of the Carlin Trend, about 25 miles southwest of the Jerritt Canyon property boundary, six miles northwest of Barrick’s Meikle Mine and about a mile from Hecla Mining’s Hollister project.  Past drilling has only partially tested potential sediment-hosted Carlin type gold targets.

                The properties are subject to a sliding scale net smelter royalty in favour of Newmont, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, with Newmont also retaining the right to back into a 51% joint venture interest in each of the properties.

                The purchase of Newmont’s concentrates and ore for processing of at least 500,000 tons per year over two years will increase the Jerritt Canyon mill throughput to approximately 95% of its past demonstrated capacity of approximately 1.5 million tons (1.4 million tonnes) per year. Queenstake had previously projected a steady state mining and processing rate of approximately 0.9 million tons annually under the August 2005 redevelopment plan. This contract is expected to lower the Company’s cash operating costs at Jerritt Canyon by reducing the fixed costs per ounce. It also will allow blending of Jerritt Canyon ore for improved efficiency.

                The private placement, which remains subject to certain closing conditions, including regulatory approvals, is expected to close within about four weeks. Proceeds will be used to fund exploration and for other corporate uses.

                Queenstake was advised in this transaction by Blackmont Capital Inc. and will pay advisory fees in connection with the transaction.

6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                Not Applicable

7.             Omitted Information

                Not Applicable

8.             Executive Officer

                The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

                Dorian (Dusty) Nicol, Chief Executive Officer
                Queenstake Resources Ltd.
                999 18th Street, Suite 2940
                Denver, CO 80202
                PHONE:  (303) 297-1557 (ext. 106)

9.             Date of Report

                April 10, 2006